Barry J. Miller
Panalaw, Inc.
9 Calle Brise Allegre, Villa Zaita
Las Cumbres, Republic of Panama
U.S. Phone (Rings in Panama): +1 248 232-8039

U.S. Mail Address:
38275 Remington Park
Farmington Hills, MI 48331

bjmiller@panalaw.net

(Admitted in the States of New York,
Massachusetts and Michigan,
but not in Panama)

VIA ELECTRONIC EDGAR FILING

April 29, 2013

Justin Dobbie, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kleangas Energy Technologies, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
File No. 333-185280

Dear Mr. Dobbie:

I have electronically filed on behalf of Kleangas Energy Technologies, Inc. (the “Registrant”) Amendment No. 3 to the referenced Registration Statement on Form S-1. This amendment is tagged to indicate the changes made from the prior filing. Below are responses to the comments set forth in your letter dated April 18, 2013, addressed to William B. Wylie, President of the Registrant, which are numbered in the same manner as your comments.

General

1.          We note your response to our prior comment 1. In your response, you included a number of facts about the current operations of your business in bullet point format. A number of these facts are not disclosed in your business or plan of operation sections. Please revise to ensure that all such facts are disclosed in the appropriate section of the prospectus.

Response: We have made the suggested revisions.

2.          We note your response to our prior comment 2. Based on the disclosure that your common stock is quoted on OTC Pink, the common stock must be offered at a fixed price for the duration of the offering. Please revise the offering price disclosure on pages 1 and 5 and the plan of distribution on page 25 to remove any language indicating that shares will be sold at the fixed price until a market develops and then at the prevailing market price.

Response: We believe that this comment may have two sources: one is Rule 415 under the Securities Act; and the other the position that the Staff has taken with respect to whether Pink Sheets is a market.

Rule 415.

Rule 415(a)(1)(i) promulgated under the Securities Act provides that “Securities may be registered for an offering to be made on a continuous or delayed basis in the future, [P]rovided that the registration statement pertains only to [s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” – that is, in order to qualify for registration under Rule 415(a)(1)(i), the offering must be a secondary offering. The Staff has provided Staff’s guidance as to factors to be considered in determining whether an offering is primary or secondary forth in Question 612.09 of the Compliance and Disclosure Interpretations of the rules promulgated under the Securities Act (“CD&I 612.09”). CD&I 612.09 states that “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” It then sets forth certain factors that the Staff will consider in determining whether securities may be registered for an offering to be made on a continuous or delayed basis in the future under Rule 415, as follows:

Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The facts in relation to these factors are as follows:

      How long the Selling Stockholders have held the shares.

The Selling Stockholders listed in the Registration Statement acquired their shares from the Registrant in arms-length transactions in August 2012. As such, they have now held these shares for more than 8 months. In light of the time involved in connection with depositing shares in brokerage accounts so that they may be sold, the selling stockholders will hold their shares for 30 to 60 days after the Registration Statement is effective. Thus, these stockholders have now held their shares for the holding period required by Rule 144 for reporting companies and, when they are able to sell their shares, they will have nearly have met the holding period for non-reporting companies.

      The circumstances under which the Selling Stockholders received their shares.

Each of the Selling Stockholders purchased his or its shares from the Registrant in an arms-length private placement. Each Selling Stockholder acquired his or its shares for cash, except that, in one case, shares were acquired in consideration of legal services. As stated in the Registration Statement, the Registrant will not receive any proceeds of sales by the Selling Stockholders. Each Selling Stockholder has borne the full economic and market risk of owning his or its shares since their purchase. The Selling Stockholders purchased their shares for investment purposes and not with a view to distribution.

      The Selling Stockholders’ relationship to the issuer.

All of the shares are being registered on behalf of persons who are not affiliates of the Registrant. None of the Selling Stockholders has any relationship with the Registrant otherwise than as set forth in the prospectus. We note in particular that Richard S. Astrom, who controls one of the Selling Stockholders, and whose wife controls another, resigned as an officer and director of the Registrant in August 2012, upon the closing under the Merger Agreement, and has since had no interest in or involvement with the Registrant, otherwise than as an indirect holder of the shares purchased in the private placement.

      The amount of shares involved.

The number of shares being registered pursuant to this Registration Statement represents approximately 13% of the outstanding shares of the Registrant and the Selling Stockholder that holds the most shares owns only slightly more than 4% of its outstanding shares. The number of shares offered in relation to the total number of the Registrant’s outstanding shares is modest and the number of shares held by each stockholder is not sufficient to raise any issue as to whether he or it is an affiliate of the Registrant, both because the percentage of shares owned is small

      Whether the Selling Stockholders are in the business of underwriting securities.

None of the Selling Stockholders is in the business of underwriting securities or is a registered broker-dealer.

      Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the Selling Stockholders is acting on his or its own behalf and not on behalf of the Registrant. The Registrant has not entered into any arrangement with any Selling Stockholder whereby it will receive any of the funds they receive upon the sale of his or its shares. There are no indicia that any of the selling Stockholders is engaged in a “distribution.” To the knowledge of the Registrant, none of the selling stockholders is making any special selling effort, utilizing any special selling method, or entering into any agreement, understanding or arrangement with any underwriter, broker-dealer or other person or entity with respect to the sale of the shares covered by the Registration Statement. We therefore believe that, as a matter of appearance, as well as of fact, none of the Selling Stockholders is acting as a conduit for the Registrant.

Accordingly, we believe that the Staff should conclude that the offering is a secondary offering and that it may be made on an at-the-market basis under Rule 415.

Pink Sheets

The Staff has taken the position in some comment letters that Pink Sheets is not a market in which securities may be offered under a registration statement “at the market.” This position originated at a time when the term “Pink Sheets” was a literal description of the market system: brokers circulated quotations on pink pieces of paper to other brokers and those pieces of paper were the basis of trading, perhaps on the basis of telephonic negotiation. It was not possible to determine with precision – or perhaps even with approximation – what the market for a security was at any particular time, because there was no way of seeing trades as they occurred and no means of ascertaining in real-time what buyers were willing to pay or, sellers were willing to accept or what the trading volume was. Also, trading on Pink Sheets, which until the early 1970’s was the only venue for trading shares of small companies (until then, neither NASDAQ nor the Bulletin Board existed) was negligible in comparison to trading on exchanges. At that time, a prospectus offering securities at a fixed price may have been the best approach.

Over the past several years, revolutionary changes have occurred in the securities markets and in the technology for reporting quotations and transactions. One of the results is that Pink Sheets has been transformed from being an opaque market based on paper to a transparent electronic quotation and trading system in which it is possible to determine in real time bid and asked prices, the brokers who are active in the market and the prices and volumes for trades that have been made.

More importantly, there is presently little difference in respect of the trading systems, transparency and regulation between Pink Sheets and the Bulletin Board. For example:

    Trading occurs in both markets on the basis of electronically posted quotes by brokers that can be observed by other brokers.
    Neither Pink Sheets nor the Bulletin Board requires any minimum number of brokers to quote any particular security.
    Both Pink Sheets and the Bulletin Board are electronic markets in which quotes are electronically published such that they may be observed by brokers and the public. These quotes identify the price and size of trading interest and the identity of quoting brokers. Each is considered a “quotation medium” as that term is defined Rule 15c2-11(e)(1) of the Exchange Act and an “inter-dealer quotations system” under Exchange Act Rule 15c2-11(e)(2).
    Both are similarly regulated. Among other things, each is subject to FINRA Rule 5220, governing the terms of trades, FINRA Rule 6450 regulating the minimum quotation size for OTC Equity Securities and FINRA Rule 6622 respecting trade reporting.

In addition, Pink Sheets has surpassed the Bulletin Board in trading volume. According to the OTC Markets Newsletter for March 2013, Pink Sheets trading volume of approximately $6.7 billion for the month of February 2013 slightly exceed that of the Bulletin Board for the same period.

Other Considerations

    Investors will be Disserved. We believe that in light of the foregoing, offering the common stock of the Registrant at a fixed price will disserve investors, who will have access to market information and who through the prospectus that will be effective and the periodic reports to be filed by the Registrant pursuant to Section 15(d) of the Exchange Act, will also have access to information about it, on the basis of which they can make their own investment decisions. We can conceive no reason why, in these circumstances, an investor who wishes to purchase these shares at a higher or lower price than the price fixed by the prospectus should be unable to do so – and they will be unable to do so because there are less than 150,000 shares in the public float. Another undesirable result of the small public float is that demand for the Registrant’s shares will tend to drive the price for those few shares to a higher level than if all of Registrant’s shares were able to trade at the same price. To the extent that the Selling Stockholders are able to sell their shares, persons who purchased at an artificially high price will incur losses because of the inflow of a large number of shares at a price.

    Unfairness to Selling Stockholders. Selling Stockholders will be inequitably treated because, if the market is higher than $0.01, they can sell only at the fixed price, while the persons to whom they sell could immediately resell at a higher price. We believe that, having invested in the Registrant in its infancy, the Selling Stockholders should be able to benefit from any rise in the price in Registrant’s shares, rather than persons who purchase those shares from the Selling Stockholders at the fixed price with a view of “flipping” them for an immediate profit.
    Problems for Registrant. We believe also that requiring shares to be sold at a fixed price will also make it more difficult for the Registrant to raise funds through new sales of its equity securities. There are a number of possible reasons. We believe that the most likely is that, before investing, investors like to have some idea of what the future market for their securities may be. This is not an easy task for any small company. It is made harder if that company has a very small public float. It is made almost impossibly complex if there is a number of shares that is very much larger than the public float and that can be sold only at a fixed price. These factor might cause an investor to reject an otherwise attractive opportunity to provide financing to the Registrant.

    Compliance with Rule 457 Makes Sales Nearly Impossible. We estimated a proposed maximum public offering price because we were required to do so by Rule 457 and because we believe in good faith that the Registrant’s shares will not sell for more than that price. We also in equally good faith believe that we have no idea at what price these shares may sell; neither the Registrant ’s officers nor any of the Selling Stockholders has any expertise in gauging markets for new securities and the trading history of Registrant’s shares – limited before the merger and nonexistent after – is of no value. For all the Registrant knows, its shares could trade at anywhere from $.0001 to $.01. It may have been appropriate in an earlier day when it was neigh impossible to ascertain the market for a Pink Sheet stock to protect investors by requiring registrants to bear the risk of being forced to choose a price at which shares would be offered – and selling or not selling depending upon whether the public was willing to purchase at that exact price. In a day when a prospective purchaser can in a few seconds obtain the materials that a company has filed with the Commission, see what others have written about the company, see the names of the brokers who are making a market in the registrants shares and the prices at which they are willing to trade, and see each trade within a few seconds after it has occurred, we believe that requiring a fixed price offers prospective investors no protection and may actually “protect” them from making desirable trade.

    The Registrant is Indistinguishable from a Bulletin Board Company in Terms of Reporting Requirements. We note that, although there are tiers within OTC Pink that have minimal reporting and auditing requirements, because of the requirements of Section 15(d) of the Exchange Act, the Registrant will have the same reporting requirements as a Bulletin Board company.

    Staff Flexibility. We note that the Staff seems to have taken a flexible approach with regard to requiring a fixed price. Over the years, we have seen many different formulations in registration statements as to when selling stockholders might move from selling at a fixed price to selling at market and we recall having seen some registration statements for Pink Sheet companies in which no fixed price appears.

  Rule 144 Points to a Change in Approach. In 1972, some time after the Staff had taken the position that Pink Sheets was not a market, the Commission promulgated Rule 144. Under Rule 144, holders of shares of an issuer who are not its affiliates can sell them into the market in unlimited amounts, provided that they and the issuer meet certain conditions. One of the conditions to be met is that the shares be sold at-the-market. Rule 144 contains no limitation respecting the market on which shares may be sold and shares of issuers are regularly sold over OTC Pink, in many cases without meaningful disclosure. If, in 1972, the Commission considered that Pink Sheets was not a market, it did not enshrine that belief in Rule 144 – and this at a time when Pink Sheets was still in its cradle, not having developed to its present extent.

  The Registrant intends to take measures to make Rule 144 available to its stockholders. When that day comes Rule 144 will command at-market (rather than fixed-price) sales. We see no reason in law or policy why the Staff should not permit that day arrive now by permitting sales at the market from the day that the registration statement becomes effective. This is no inconsiderable matter for the Registrant and for many other similarly situated small companies, whose present condition may be summarized as “speculative, fragile and desperately in need of capital.” The Registrant needs to find investors who will provide financing sooner rather than later and, for the reasons set forth above, a fixed price offering will make that task difficult.

  Finally, as we also noted above, by the time that the Selling Stockholders have deposited their shares in brokerage accounts, they will have held them for a period that will approach that required for nonreporting companies under Rule 144. In light of that fact, it seems very peculiar that holders of shares in a nonreporting company as to which there is little public information may sell their shares at market, while the Selling Stockholders, who will be holding shares registered under the Securities Act, will be subject to a much more restrictive standard. It is difficult to understand why the Commission or the Staff would treat shares that are registered less favorably than shares that are not.

Conclusion

An at-the-market offering is permitted by Rule 415 and there does not appear to be any public interest served by requiring this offering to be made at a fixed price. Further, requiring a fixed-price offering, where there is a transparent market for the shares and information about the Registrant that is and will continue to be immediately available, will distort the market and affect the Registrant, the Selling Stockholders and purchasers and sellers of shares inequitably. We believe that the market for the Registrant’s shares, purchasers and sellers of its shares and persons who consider purchasing newly issued shares will best be able to make investment decisions if it is understood from the beginning that there are 316,500,000 shares of the Registrant’s common stock that may at any time be sold at market prices. Accordingly, we respectfully request that the Staff reconsider its comment. We also respectfully suggest that the proper approach is that the Registrant should state in the prospectus that, as long as the Registrant timely complies with its reporting requirements under Section 15(d) of the Exchange Act, the offering will proceed on an at-the-market basis and that during any period in which it fails so to comply, the offering will be suspended.

Registration Statement Cover Page

3.          The proposed maximum offering price should equal the amount of securities to be registered multiplied by the proposed maximum offering price per share. Please revise.

Response: We have made this revision.

Prospectus Summary, page 3

4.          We note your response to our prior comment 5. Please indicate as of what date the cash balance is $850.

Response: We have revised in several places to indicate our current cash balance as of April 22, 2013.

5.          We note that you are seeking financing of at least $1.5 million that will enable you to continue to meet your capital needs for 2013. Please also disclose the minimum amount of financing that you need in order to advance your business plan beyond its current state. We note, for example, that many of the milestones you discuss in your plan of operation require at least $200,000 in financing.

We have indicated in a number of places that we need $200,000 for the early stages of our business plan.

Management’s Discussion and Analysis, page 33, Liquidity and Capital Resources, page 35

6.          We note your response to our prior comment 12, and we reissue as it does not appear that the language was removed as stated in your response letter.

Response: We have complied by removing the relevant sentence.

Related Party Transactions, page 40

7.          We note your response to our prior comment 13, and we reissue. Instruction 4 to Item 404(a) of Regulation S-K excludes certain amounts due from related persons from the calculation of indebtedness and states that they need not be disclosed. It appears that you owe your officers as a result of advances they made to you, and thus the amounts due to your officers for the advances do not fall under this exception. Please disclose the information required by Item 404(d) of Regulation S-K regarding the advances you have received from your officers in this section.

Response: We have made the required disclosure.

Signatures, page II-7

8.          We note your response to our prior comment 15, and we reissue. Your principal executive officer, principal financial officer, and principal accounting officer or controller must sign Form S-1 in their individual capacities in the second half of the signature page. Mr. Wylie does not need to sign separately for each of the positions he holds. However, you do need to indicate all of the positions listed above that he holds. Currently, there is no one listed as the principal financial officer on the signature page. Please revise the signature page to include the signature of your principal financial officer. To the extent Mr. Wylie is also your principal financial officer, please revise to clarify.

Response: We have revised as suggested.

We hope that the changes that we have made to the registration statement are responsive to the Staff’s comments.

Sincerely yours,

Barry J. Miller